CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	JUNE 30, 2013
Earnings from continuing operations	$34,464		$62,257		$145,016
Income taxes	17,965		32,203		65,328
Earnings from continuing operations before income taxes	$52,429		$94,460		$210,344
Fixed charges:
Interest	$20,194		$41,225		$82,520
Amortization of debt expense, premium, net	813		1,506		2,892
Portion of rentals representative of an interest factor	127		246		490
Interest of capitalized lease	160		327		1,114
Total fixed charges	$21,294		$43,304		$87,016
Earnings from continuing operations before income taxes	$52,429		$94,460		$210,344
Plus: total fixed charges from above	21,294		43,304		87,016
Plus: amortization of capitalized interest	51		102		204
Earnings from continuing operations before income taxes and fixed charges	$73,774		$137,866		$297,564
Ratio of earnings to fixed charges	3.46	X	3.18	X	3.42	X